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GINGKO COMMENCES NEW TENDER OFFER TO ACQUIRE
INFORMATION RESOURCES

New Merger Agreement Provides IRI Shareholders With Enhanced Value

CVRs Will Now Be Registered and Tradable

IRI Shareholders to Receive 75% of Lawsuit Proceeds Above $200 Million And 60% Below $200 Million

PALO ALTO, Calif. and CHICAGO, Ill.—September 8, 2003—Gingko Acquisition Corp. (Gingko) and Information Resources, Inc. (IRI) (Nasdaq: IRIC) announced today that Gingko has commenced a new tender offer for all the outstanding shares of IRI for $3.30 in cash for each IRI share plus a registered and tradable Contingent Value Right (CVR), pursuant to a new definitive merger agreement. The transaction is fully financed and the tender offer has no financing conditions. This new offer was unanimously approved by IRI's Board of Directors. Gingko and IRI have also terminated their previous merger agreement, and Gingko has terminated its prior tender offer.

Terms of the New Tender Offer and Merger Agreement

        In documents filed today with the U.S. Securities and Exchange Commission (SEC), Gingko has commenced a tender offer for all outstanding shares of IRI common stock. The tender offer will expire at midnight, New York City time, on Friday, October 10, 2003, unless extended.

        Under terms of the new tender offer and merger agreement, IRI shareholders will receive $3.30 in cash for each IRI share plus a registered and tradable CVR entitling them to share in the proceeds, if any, from the antitrust suit pending against ACNielsen (now owned by VNU NV), The Dun & Bradstreet Corp., and IMS International, Inc. Terms of the new tender offer and merger agreement include the following:

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  CVRs To Be Registered and Tradable. Upon completion of the transaction, the registered CVRs will be freely tradable by all unaffiliated holders and are expected to be listed on the NASDAQ National Market System trading under the ticker symbol "IRICVR";

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  IRI Shareholders Entitled to Increased Percentage of Lawsuit Proceeds Above $200 Million. Under the new agreement, subject to adjustments for taxes, contingencies and certain other items, the CVRs will entitle tendering IRI shareholders to 60% of any potential ACNielsen antitrust lawsuit proceeds up to $200 million, and 75% of proceeds above $200 million; and

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  Reduced Minimum Tender Condition. Gingko has reduced the condition to its obligation to consummate its new offer regarding the number of shares required to be validly tendered and not withdrawn before the expiration date to 16,000,000 (or approximately 53%) of the outstanding shares of IRI common stock.

        Romesh Wadhwani, Managing Partner of Symphony Technology Group, which formed Gingko for purposes of making the tender offer, said "Over the past few weeks, we listened to IRI shareholders and found that the issue of registered and freely tradable CVRs was very important, particularly to institutional holders. In addition, many IRI shareholders saw significant upside potential value in the lawsuit. With that feedback, we agreed to register the CVRs and make them freely tradable and give IRI shareholders greater participation in any potential lawsuit proceeds above $200 million. The cash portion alone of our offer represents a significant premium to the value of IRI's business on a stand-alone basis. Further, it allows IRI shareholders to protect the recent gains in the stock price tied to the ACNielsen lawsuit, while also giving CVR holders substantial participation in any favorable outcome of the litigation. To be clear, however, we are a disciplined buyer and firmly believe that this a fair offer for IRI shareholders."

        Joe Durrett, Chairman and CEO of IRI, said "We are very pleased that Gingko has agreed to improve its offer to our shareholders. We believe that given the facts and favorable developments for

IRI associated with the lawsuit against ACNielsen, these concessions could create significant upside for our shareholders. In light of the challenges facing our industry and our company, we firmly believe that this transaction is in the best interest of our shareholders and is preferable to operating our company on a stand-alone basis and all other options that the IRI Board considered."

Reasons For The IRI Board Recommendation

        IRI's Board of Directors reached its unanimous decision that the Gingko offer is in the best interest of IRI shareholders for a number of reasons, including the following:

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  The IRI Board of Directors evaluated a wide range of strategic alternatives in a publicly announced process. In January 2003, IRI's Board of Directors retained William Blair & Co., L.L.C., as its financial advisor, to assist IRI in exploring means by which the company could maximize shareholder value. The extensive review of strategic alternatives included remaining independent and engaging in further restructuring activities, seeking additional funds in the capital markets or through private investment, joint ventures, partnerships, selling some of the assets or businesses of the company, or selling the entire enterprise. Additionally, the company's financial advisor contacted, or was contacted by, 85 parties, including 40 strategic parties, 42 financial parties and three former industry executives.

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  IRI has not received an offer superior to Gingko's. IRI's Board of Directors had the customary fiduciary duties and flexibilities in accepting any offer superior to Gingko's. None have been received.

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  IRI faces a number of challenges on a stand-alone basis. IRI's U.S. Retail Tracking business has been declining since the end of 2001 at an annual rate of 3% to 5%. Additionally, beginning this fiscal quarter, IRI will no longer have the benefit of being the principal U.S. data supplier to Procter & Gamble (P&G), a business that IRI has publicly stated accounted for somewhat less than 10% of its overall revenue.

  IRI's U.S. Retail Tracking business comprises about 75% of the company's total U.S. revenue. Industry factors, including the consolidation of customer bases as well as the growing number of retailers that do not share data, such as Wal-Mart and specialty channels, have had an unfavorable effect on the company's performance. This has been exacerbated by antitrust violations committed by ACNielsen (as alleged by IRI's lawsuit), which have undermined IRI's ability to compete in the market.

  These factors and the company's evolving business mix also have adversely affected the overall profitability of the business. While the U.S. Retail Tracking business, with about $300 million in revenue, has been declining 3% to 5% annually in recent periods, the company's Analytics, Panel and Testing businesses have been growing at 7% to 10% in recent periods. Although this growth in Analytics, Panel and Testing makes up for some (but not all) of the lost revenue from the shrinking Retail Tracking business, the negative impact of this business shift on profitability is more significant. Because the Analytics, Panel and Testing businesses earn a lower incremental margin than the Retail Tracking business, every dollar of revenue in the Retail Tracking business that is replaced by a dollar of revenue in the Analytics, Panel and Testing businesses results in lost profit to IRI. While IRI decreased overall costs to offset this reduced operating margin by lowering U.S. headcount by more than 25% over the past four years, the company's ability on a stand-alone basis to further reduce its expense structure, while still providing meaningful shareholder returns, is limited.

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  IRI will need to continue to make significant capital expenditures to satisfy clients and remain competitive. Over the last three years, IRI has invested approximately $54 million in capital expenditures. In addition to this historical level of investment, IRI believes that it will need to continue making further incremental investment in its technology infrastructure and in the development of additional data sources in order to meet growing customer demands for faster delivery cycles and coverage of additional retail channels. IRI expects that it will have sufficient funds to address its client needs, but that there may be little left over to improve shareholder returns.

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  IRI's stand-alone outlook. Reflecting the challenges faced by the business, IRI has updated its projections for 2003 and 2004.

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  The improved terms of Gingko's offer and the fact that it reflects a substantial premium. The cash consideration of $3.30 per share represents a 112% premium to IRI's closing stock price on April 29, 2003 of $1.56, the day before positive developments in the antitrust litigation were announced. Gingko's offer also represents an attractive multiple on IRI's EBIT.

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  The opinion of its independent financial advisor. On September 6, 2003, William Blair & Co., L.L.C., IRI's independent financial advisor, delivered an opinion to IRI's Board of Directors that Gingko's offer is fair to the company's common shareholders from a financial point of view.

Outlook

        As part of a customary due diligence M&A process and subject to confidentiality agreements, in April 2003, the company provided Gingko and other interested parties with internal projections for 2003 and 2004. Gingko subsequently disclosed these projections in its previous tender offer filings, as required by law. In conjunction with the new tender offer announced today, the company has also provided Gingko with updated projections, which are also required to be disclosed by Gingko in its new filings.

        These projections are not intended as guidance. Investors should not rely on projections as indications of what the company can or will achieve in any period. Such information is inherently unreliable because it is based on assumptions and estimates that are not necessarily derived from actual results or known facts.

2003 Projections

        The revised projections that IRI has provided to Gingko in conjunction with its new tender offer reflect EBIT that is $6 million to $9 million lower than the projections that were prepared in April and that Gingko was required to disclose as part of its previous tender offer. There are three principal reasons for this change. First, IRI will incur legal, banking and accounting expenses related to this transaction that were not included in the initial projections. These expenses are expected to be in excess of $2 million, excluding a portion of the fee payable to the IRI's financial advisor upon completion of the transaction. Second, the revised projections reflect non-cash charges related to the write-down of certain data and software that the company has either already taken or may take that were not contemplated when the initial projections were prepared. IRI has taken $1.2 million of data related charges through the second quarter and expects to take up to $2 million of data and software related charges in the second half of 2003. Third, as announced on its second quarter earnings call, the company is taking a more conservative view toward U.S. revenue, particularly as it relates to new products.

2004 Projections

        The revised 2004 projections are based on a top down look at 2004 taking into consideration, among other things, the recently revised 2003 projections. However, these projections do not reflect the detailed annual budgeting process that the company historically completes in the fourth quarter.

        The current projections for 2004 indicate a range of EBIT of $4 million to $14 million. This wide range is indicative of the potential variability of certain aspects of the business. These projections differ from the projections required to be disclosed by Gingko in the initial tender offer due to a variety of factors, including: the potentially lower level of business with P&G as IRI works through its transition, more conservative estimates around the success and timing of new products, potentially lower growth rates of the U.S. Analytics, Panel and Testing businesses and expected increases in legal expenses due to the recent developments in the litigation and the upcoming trial against ACNielsen.

Gingko View of Projections

        Gingko noted that it relied on its own estimates when making both its previous offer and the new offer announced today, and that it did not rely on either IRI's initial April projections or the updated IRI projections described in this release when making its offers.

Termination of Previous Offer

        Gingko has terminated its previous offer and will return all shares tendered into the previous offer to the tendering IRI shareholders.

The Merger

        Following successful completion of the tender offer, the new merger agreement also contemplates a second-step merger. In that merger, remaining IRI shareholders who did not tender their shares into the offer will receive $3.30 per share in cash and one CVR per share.

Advisors

        Davis Polk & Wardwell acted as legal counsel to Gingko. William Blair & Company, L.L.C. acted as financial advisor, and Winston & Strawn acted as legal counsel to IRI.

For More Information

        For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

Conference Call Notice

        Gingko and IRI will host a conference call today, Monday, September 8, 2003 at 10:30 a.m. EDT to discuss the new tender offer and new merger agreement. To access the conference call, please dial (877) 244-8007 (within the North America) or (706) 634-1503 (outside North America). Participants should call in at least 15 minutes prior to the 10:30 a.m. start time to be connected to the call.

About Gingko Acquisition Corp.

        Gingko Acquisition Corp. is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

        Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

        Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

        Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

        IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. The Company supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Important Information for Investors and Shareholders

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IRI. With the commencement of the tender offer today, a newly formed corporation that is owned by Symphony and Tennenbaum has filed a Tender Offer Statement with the Securities and Exchange Commission, Information Resources, Inc. Litigation Contingent Payment Rights Trust, a newly formed Delaware statutory trust has filed a Registration Statement on Form S-4 (including the preliminary prospectus contained therein) with respect to the CVRs and IRI has filed a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents), the Registration Statement on Form S-4 (including the preliminary prospectus contained therein) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal, the Registration Statement on Form S-4 (including the preliminary prospectus contained therein) and certain other documents, as well as the Solicitation/Recommendation Statement, are available to all shareholders of IRI, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal, the Registration Statement on Form S-4 (including the preliminary prospectus contained therein) and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement are also available at no charge at the Securities and Exchange Commission's website at www.sec.gov or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, telephone (212) 929-5500 collect or (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

Forward-Looking Statements

        This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words "anticipates," "may", "can", "believes," "expects," "projects," "intends" "likely", and similar expressions as they relate to the Company, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony including: the impact of general economic conditions in regions in which the Company currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by the Company in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs. Any forward looking statements that are made by Gingko or Symphony, on the one hand, or IRI, on the other hand, in this press release should not be attributed to the other such party.

Media Contact Information

Gingko or Symphony Bill Chisholm 650-935-9500 bill@symphonytg.com	IRI Kristin Van 312-474-3384 kristin.van@infores.com
Additional Contacts Joele Frank, Wilkinson Brimmer Katcher Barrett Godsey Joele Frank 212-355-4449

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GINGKO COMMENCES NEW TENDER OFFER TO ACQUIRE INFORMATION RESOURCES